FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]      No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of the press release issued by TOP Tankers Inc. (the "Company") on May 24, 2005.

Exhibit 1

NEWS RELEASE for May 24, 2005
Contact:  Michael Mason (investors)                 Stamatis Tsantanis, CFO
          Allen & Caron Inc.                        TOP Tankers Inc.
          212 691 8087                              011 30 210 697 8199
          michaelm@allencaron.com                   snt@toptankers.com


               TOP TANKERS DECIDES NOT TO PROCEED WITH DRY FLEET
                    ACQUISITION AND RELATED PRIVATE PLACEMENT

ATHENS, GREECE (May 24, 2005)...TOP Tankers announced today that it has decided not to proceed with the purchase of 15 dry bulk carriers and two handymax tankers and related private placement previously announced on April 27, 2005. The Company will not be required to pay any penalties or incur any financial losses as a result of this event, other than certain offering related expenses.

President and CEO Evangelos Pistiolis stated, "We carefully considered the possible acquisition in light of various financing alternatives available in the market, but concluded that proceeding with the acquisition of this fleet would not be in the best interests of our shareholders at this time. We are grateful to those who worked hard to consummate the acquisition of this fleet, and especially to A.M. Nomikos, the seller of the 15 dry bulk vessels, for his patience during the past few weeks. We will continue to be open to opportunities for expanding and diversifying our fleet."

About TOP Tankers Inc.
TOP Tankers Inc. is an international provider of worldwide seaborne transportation services of bulk commodities. Including vessels delivered in April 2005, the Company owns and operates a fleet of 23 tankers transporting crude oil and refined petroleum products. The fleet consists of nine double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.0 million dwt of which 93.1% of the fleet are sister ships. Eighteen of the Company's 23 tankers are on time charter contracts with an average term of over three years with all but one of the time charters including profit sharing agreements.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in TOP Tankers' operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.



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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TOP TANKERS INC.
                                  (registrant)





Dated: May 24, 2005                            By: /s/ Stamatis N. Tsantanis
                                                   -------------------------
                                                   Stamatis N. Tsantanis
                                                   Chief Financial Officer








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